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UNITED STATES	OMB Number: 3235-0167
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-174877, 333-161469, 333-147313, 333-61621

QUESTAR PIPELINE, LLC

(Exact name of registrant as specified in its charter)

333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433
(801) 324-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.48% Medium-Term Notes, Series A, due 2018
5.83% Notes due 2018
4.875% Senior Notes due 2041

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification date:

6.48% Medium-Term Notes, Series A, due 2018: fewer than 300.
5.83% Notes due 2018: fewer than 300.
4.875% Senior Notes due 2041: fewer than 300.

Pursuant to the requirements of the Securities Exchange Act of 1934, Questar Pipeline, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 15, 2016	By:	/s/ David M. Curtis
Vice President, Corporate Controller and Acting Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control SEC 2069 (08-11) number.

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